FEDERATED CORE TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 17, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: Federated Core Trust (the “Trust”)

Emerging Markets Core Fund (the “Fund”)

1940 Act File No. 811-8519

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on May 2, 2016 on its Amendment No. 56 with respect to the Fund submitted on March 15, 2016.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: The Fund’s cover letter indicates that the Fund is intended to serve as a “shell” entity for the purpose of converting Federated Emerging Markets Fixed-Income Core Fund (EMCORE), a portfolio of Federated Core Trust II, L.P., from a partnership structure to a regulated investment company structure pursuant to an Agreement and Plan of Conversion to occur on or around June 17, 2016 where substantially all of the assets of EMCORE would be acquired by the Fund.

Please provide more detail about the shareholder base of EMCORE and the plan of conversion.

Response: As disclosed in the Fund’s registration statement, investments in the Fund may only be made by investment companies, insurance company separate accounts, common or commingled trust funds or similar organizations or entities that are “accredited investors” within the meaning of Regulation D of the Securities Act of 1933, as amended (“1933 Act”). The Fund’s shares are offered pursuant to Rule 506(c) under Regulation D promulgated under the 1933 Act. As of the date of this letter, the current shareholders are mutual funds or separate account clients advised by a subsidiary of Federated Investors, Inc.

The conversion will be effected pursuant to an Agreement and Plan of Conversion by and between Federated Core Trust, on behalf of its series, Emerging Markets Core Fund (the “Acquiring Fund”), and Federated Core Trust II, L.P., on behalf of Emerging Markets Fixed Income Core Fund (“Acquired Fund”). The conversion will consist of: (i) the transfer of all or substantially all of the assets of the Acquired Fund in exchange solely for shares of the Acquiring Fund; (ii) the distribution of the Acquiring Fund Shares to the holders of the outstanding shares of the Acquired Fund; and (iii) the liquidation and dissolution of the Acquired Fund as provided herein, all upon the terms and conditions set forth in such Agreement and Plan of Conversion.

Comment 3. Principal Investment Strategies. Please revise to indicate which countries the Fund considers to be emerging market countries.

Response: The disclosure under “PRINCIPAL INVESTMENT STRATEGIES” has been revised in response to the staff’s comments. New disclosure is underlined:

“The Fund pursues its investment objectives by investing primarily in emerging markets fixed-income investments. Emerging markets fixed-income investments include debt securities issued by certain foreign governments or corporations and other types of investments and instruments such as derivatives. See “Foreign Securities,” below. Emerging Market countries investments are those that are components of the Barclays Emerging Markets USD Aggregate Index.”

Comment 4. Principal Investment Strategies. We reference the following sentence:

“Historically, returns of emerging markets debt securities have had low correlation with the returns of both lower-rated debt securities issued by corporations in the United States (high-yield bonds) and investment-grade securities of developed market countries.”

Please confirm that this statement is correct and how the Fund reached this conclusion.

In addition, how does the Adviser determine that an investment is economically tied to an emerging market?

Response: Supplementally, emerging markets fixed income securities have exhibited in the past low correlations to the other fixed income asset classes. Such correlation is typically low because of the diverse spectrum covered by the emerging market debt universe (e.g., geographical) and by the lesser correlation to the risk-free component of U.S. Dollar interest rates. For the period from October 4, 2010 to May 11, 2016, the correlation of the Barclays Emerging Markets USD Aggregate Index with Barleys US Aggregate Index has been approximately 10%, and the correlation of the Barclays Emerging Markets USD Aggregate Index with U.S. Treasuries has been around 20% for the period from October 4, 2010 to May 11, 2016.

Comment 5. Principal Investment Strategies. We reference the underlined phrase in the following sentence:

“The Fund’s investment adviser, Federated Investment Management Company (Adviser), actively manages the Fund’s portfolio seeking total returns over longer time periods in excess of the Fund’s benchmark, the Barclays Emerging Markets USD Aggregate Index (BEMAI). The BEMAI covers emerging market countries in the following regions: Americas, Europe, Asia, Middle East and Africa.”

Please clarify the time horizon that the Adviser considers in managing the Fund’s investments.

Response: The horizon tends to be linked to the length of global monetary policy and economic cycles. The forecast of such developments rarely exceeds 6-12 months and the investment in such securities is likely to range between 3 months and 12 months.

Comment 6. Principal Investment Strategies. How does the Fund consider currency risk in forming its investment theses? Is it based on foreign debt or is it primarily dollar-based?

Response: Supplementally, the Fund’s investments are primarily dollar-based. Furthermore, as disclosed in the registration statement although the “Adviser attempts to manage currency risk by limiting the amount the Fund invests in securities denominated in a particular currency,” it “is anticipated that, normally, the Fund's portfolio will not be hedged and will therefore remain subject to currency risk.”

Comment 7. Principal Investment Strategies. We reference the following bullet point with respect to the list of examples reflecting how the Fund may use derivative contracts:

•	“realize gains from trading a derivative contract;”

Please disclose that this is a speculative trading activity either in the strategy or in the risk disclosure.

Response: The sentence following the bullet point disclosure will be revised to read:

“The Fund’s use of derivative contracts can be considered a speculative trading activity in the sense that there can be no assurance that the Fund’s use of derivatives or hybrid investments will be successful or work as intended.”

Comment 8. Swap Contracts. We note this as a principal security type. Does the Fund intend to invest in Credit Default Swaps as part of its principal investment strategy? If so, please specifically address this in the principal investment strategy.

Response: The Fund has reviewed its credit default swap disclosure and believes that the disclosure is reasonable and given appropriate weight in the discussion in light of the anticipated use of credit default swaps, which are not a part of the Fund’s principal investment strategy. Supplementally, we note that the Fund uses credit default swaps as a hedging tool and as a marginal risk management tool.

Comment 9. Risk of Investing in Emerging Market Countries. As a principal investment risk, we note the disclosure emphasizes frontier markets as much as emerging markets. If a significant portion of the portfolio will be in frontier market securities, clarify your principal investment strategies to address limits to investment in frontier market securities as well as how you evaluate investment opportunities in frontier markets if that evaluation is different from the evaluation on opportunities in emerging market securities.

Response: Supplementally, the Fund confirms that a significant portion of the portfolio will not be in frontier market securities.

Comment 10. Risk of Investing in Emerging Market Countries. Many emerging market economies rely on commodity exports, including metals, oil and gas, and certain agricultural items. Please consider if the Fund’s portfolio will be indirectly subject to commodity risk and update the Fund’s disclosure, if appropriate.

Response: The Fund has reviewed its Risk of Investing in Emerging Market Countries disclosure and believes that it is reasonable and appropriate. Although certain emerging market countries may be exposed to the fluctuations of commodity prices, the Fund believes such exposure does not have a material impact on the Fund’s performance.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager